SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Decision to Dispose Treasury Shares

1. Number of shares to be disposed	Common Shares	1,383
	Other Shares	-

2. Share Price for Disposal (KRW)	Common Shares	53,600
	Other Shares	-

3. Estimated Total Amount (KRW)	Common Shares	74,128,800
	Other Shares	-

4. Period of Disposal		January 28, 2026

5. Purpose of Disposal		Disposal of treasury shares for Restricted Stock Unit(RSU) grants to eligible employees

6. Method of Disposal		Over-the-counter disposal

7. Number of Treasury Shares before Disposal		10,926,622 (4.34% of total outstanding shares)

8. Date of Resolution		January 20, 2026

9. Additional details relevant to investment consideration		Item 3 above is calculated based on the closing price of the day before the Board resolution, thus the actual disposal amount may vary based on the closing price on the date of disposal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 20, 2026
KT Corporation

By:	/s/ Jaegil Choi
Name: Jaegil Choi
Title: IRO

By:	/s/ Okdong Yoo
Name: Okdong Yoo
Title: IR Team Leader